OPERATING AGREEMENT
OF
ORB MEDIA HOLDINGS LLC
A DELAWARE LIMITED LIABILITY COMPANY

THE INTERESTS REFERRED TO HEREIN ("INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). SUCH INTERESTS ARE BEING OFFERED AND SOLD UNDER THE EXEMPTION PROVIDED BY SECTION 4(2) OF THE 1933 ACT AND/OR PURSUANT TO RULE 506 THEREUNDER AND/OR PURSUANT TO REGULATION S UNDER THE 1933 ACT.

A PURCHASER OF ANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE ISSUER TO REGISTER THE INTERESTS UNDER THE 1933 ACT.

THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT PROVIDES FOR FURTHER RESTRICTIONS ON TRANSFER OF THE INTERESTS. ACCORDINGLY, PURCHASE OF THE INTERESTS IS ONLY SUITABLE FOR INVESTORS WILLING AND ABLE TO ACCEPT THE ECONOMIC RISK OF THE INVESTMENT AND LACK OF LIQUIDITY.

OPERATING AGREEMENT
OF
ORB MEDIA HOLDINGS LLC
A DELAWARE LIMITED LIABILITY COMPANY

This Operating Agreement (this "Agreement"), is made effective as of August 13, 2020 (the "Effective Date"), by and among the Persons whose names are set forth on Exhibit A attached to this Agreement and by this reference made a part hereof, for the purpose of providing for the organization and operation of ORB MEDIA HOLDINGS LLC, a Delaware limited liability company.

THE PARTIES HEREBY AGREE AS FOLLOWS:

ARTICLE 1
DEFINED TERMS

All capitalized terms in this Agreement shall have the meanings specified in Exhibit B attached to this Agreement and by this reference made a part of this Agreement. Capitalized terms not defined in this Agreement shall have the meanings specified in the Act.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1 Formation. The Certificate of Formation of the Company were filed with the Delaware Secretary of State, pursuant to the provisions of the Act, on June 22, 2020. From and after the Effective Date, the Company shall be owned and operated in accordance with this Agreement as same may be amended from time to time.

2.2 Name. The name of the Company is "ORB MEDIA HOLDINGS LLC", provided that the Manager, with the approval of a Membership Majority, may in their discretion change the name of the Company to such other name as they may determine, upon providing written notice of the change to the Members.

2.3 Principal Place of Business. The principal office of the Company is and shall be 1013 Centre Road, Suite 403S, County of New Castle, Wilmington, Delaware 19805 unless changed by the Manager upon providing written notice of the change to the Members.

2.4 Business Purpose. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act. The Company may execute, deliver and perform all contracts and other undertakings and engage in all activities and transactions as may in the opinion of the Manager be necessary or advisable to carry out the foregoing objects and purposes.

2.5 Term. The Company shall continue until terminated as provided in this Agreement or by operation of law.

2.6 Qualification. The Company shall qualify to do business in any other jurisdiction as may be required under the laws of such jurisdiction. The Manager shall cause the execution, delivery and filing of any necessary or advisable amendments or restatements to the Articles, and any other certificates, notices, statements or other instruments (and any amendments or statements thereof) necessary or advisable for the operation of the Company in all jurisdictions where the Company may elect to do business.

2.7 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Delaware. The Manager shall cause the Company to make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Company shall execute and file in the appropriate records any documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of the business by, the Company. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different because of any provision of this Agreement than those rights or obligations would be in the absence of such provision, this Agreement shall control to the extent permitted by the Act.

2.8 Tax Classification. The Members and holders of Units intend the Company to be classified as a partnership for federal and, to the maximum extent possible, state income taxes. This classification for tax purposes shall not create or imply a general partnership, limited partnership or joint venture between the Members (or holders of Units) for state law or any other purpose. Instead, the Members acknowledge the Company's status as a limited liability company formed under the Act, and no Member or holder of Units shall take any action inconsistent with the express intent of the parties to this Agreement.

2.9 Agent for Service of Process. The name of the agent for service of process of the Company is as designated in the Articles. The agent for service of process of the Company may be changed from time to time by the Manager, subject to applicable law.

ARTICLE 3
CONTRIBUTIONS AND UNITS

3.1 **Initial Contributions and Units**. Each Members and/or holders of Units has made the Contribution to the Company in the amount set forth beside such person's name on Exhibit A hereto under the column captioned "Capital Contribution". In consideration for the Members and holders of Units to make such Contributions, the Company intends to issue to each Member or holder of Units such number of Voting Interest Units and/or Economic Interest Units as is set forth beside such person's name on Exhibit A.

3.2 **Additional Contributions.** No Member shall be required to contribute any capital to the Company in excess of the amount set forth in Section 3.1.

3.3 **No Interest on Contributions.** No Unit Holder or Member shall be paid interest with respect to Contributions.

3.4 **Return of Contributions.** No Unit Holder or Member shall have the right to withdraw or receive the return of any Contribution or any portion of his or her Capital Account, except to the extent the Manager elects in their sole discretion to make a distribution as provided in Sections 4.1 and 4.2 below.

3.5 **Capital Accounts.** A separate Capital Account shall be maintained for each Unit Holder and Member.

3.6 **Loans by Members.** With the prior written approval of the Manager, any Member may, at any time, make or cause a loan to be made to the Company in any amount and on such terms as the loaning Member and the Manager may agree. In such event, the loaning Member shall have the same rights and be subject to the same obligations as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar transaction with the Company. Loans by a Member to the Company shall not (a) be considered Contributions for purposes of this Agreement, (b) increase such Member's Capital Account or (c) entitle such Member to any greater share of the Profits, Losses or (except as provided in any applicable loan documents) distributions of the Company than such Member is otherwise entitled to under this Agreement.

3.7 **Approval of Expense Reimbursement.** The Members and holders of Units acknowledge and agree that the Manager may have incurred and may later incur expenses for the formation of the Company, the development of the assets of the Company and for the operations of the Company, and such shall be reimbursed by the Company provided that such expenses were incurred in good faith and with the approval of the Manager of the Company.

ARTICLE 4
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

4.1 **Distributions of Distributable Cash.** The Manager shall determine from time to time, in its sole discretion, whether the Company has Distributable Cash and the amount of such Distributable Cash, if any. The Manager shall cause the Company to distribute Distributable Cash to the holders of Economic Interest Units at such times as the Manager may determine, in their sole and absolute discretion. All distributions of Distributable Cash shall be distributed to and among the Unit Holders as follows:

(A)   to and among all Unit Holders, pro rata in accordance with the number of Economic Interest Units held by each of them.

4.2   Notwithstanding Section 4.1, before any amounts are distributed pursuant to Section 4.1 for the then-current Fiscal Year, and, in any event, on or before April 1 of each Fiscal Year, if requested by any Member, then the Manager shall use its best efforts to distribute to each Unit Holder an amount of Distributable Cash, if any, equal to the product of (a) the amount of taxable income allocable with respect to the Units of such Unit Holder for the preceding Fiscal Year (net of cumulative tax losses previously allocated to the Units of such Unit Holder in all prior Fiscal Years and not used in prior Fiscal Years to reduce the taxable income of such Unit Holder; provided, however, that such calculation shall be made on the assumption that taxable income or tax loss from the Company is such Unit Holder's only taxable income or tax loss) and (b) the Combined Marginal Rate for such preceding Fiscal Year; provided, however, that no such distribution shall be made to the extent distributions made to such Unit Holder pursuant to Section 4.1 in the preceding Fiscal Year exceed the amount otherwise required to be distributed to such Unit Holder pursuant to this Section 4.2 for such preceding year. In addition, distributions made pursuant to this Section 4.2 shall be treated as being made pursuant to Section 4.1 and shall be taken into account in making subsequent distributions pursuant to Section 4.1.

4.3   **Withholding**. If required by the Code or by state, local or foreign law, the Company will withhold any required amount from distributions, to a Unit Holder for payment to the appropriate taxing authority. Any amount so withheld from a Unit Holder will be treated as a distribution by the Company to such Unit Holder. Each Unit Holder agrees to timely file any document that is required by any taxing authority in order to avoid or reduce any withholding obligation that would otherwise be imposed on the Company. To the extent any amount is required to be withheld with respect to a Unit Holder and paid over to an appropriate taxing authority which amount is in excess of the amounts distributed or deemed distributed to such Unit Holder in respect of such withholding, such excess amounts paid to the taxing authority in respect of such withholding shall be treated as a loan to such Unit Holder by the Company that is payable on demand.

4.4   **Form of Distribution**. A Unit Holder, regardless of the nature of the Unit Holder's Contribution, has no right to demand or to receive any distribution from the Company in any form other than money. Except as otherwise provided in this Agreement, no Unit Holder may be compelled to accept from the Company (a) a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Unit Holders, or (b) a distribution of any asset in kind except upon liquidation or dissolution of the Company. If any assets of the Company are distributed in kind to the Unit Holders, those assets shall be valued on the basis of their fair market value as determined in the sole good faith discretion of the Manager. Any Profits or Losses for each such asset shall be determined as if the asset had been sold at such fair market value, and any Profits or Losses shall be allocated as provided in Section 4.7 and shall be properly credited or charged to the Capital Accounts of the Unit Holders prior to the distribution of such assets.

4.5   **Restriction on Distributions**. No distribution shall be made if, after giving effect to the distribution: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Unit Holders, if any, upon dissolution that are superior to the rights of the Unit Holder receiving the distribution. Unit Holders who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Unit Holder shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

4.6   Offset. The Company may offset all amounts owing to the Company by a Unit Holder against any distribution to be made to such Unit Holder.

4.7   Allocations of Profits and Losses. Subject to the provisions of Exhibit C attached to this Agreement and incorporated into this Agreement by this reference, Profits and Losses and other items of income, gain, loss and deduction of the Company shall be allocated to and among the Unit Holders in such proportions and in such amounts as would result in the sum of (i) the Capital Account of each Unit Holder, (ii) such Unit Holder's share of Company Minimum Gain and (iii) such Unit Holder's Unit Holder Nonrecourse Debt Minimum Gain to be equal to the respective net amounts, positive or negative, that would be distributed to them or for which they would be liable to the Company under the Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Gross Asset Values and (ii) distribute the proceeds of liquidation pursuant to Section 8.2. Certain other provisions with respect to allocations and other tax matters of the Company are set forth on Exhibit C.

ARTICLE 5
MANAGEMENT

5.1   Exclusive Management by the sole Manager. The business, property and affairs of the Company shall be managed exclusively by the sole Manager (but may be delegated by the Manager to officers of the Company) of the Company.

5.2   Initial and Successor Manager. Peter Shiao shall be the initial sole Manager of the Company. The initial Manager, and each succeeding Manager, shall serve in such capacity until his or her death or until he or she ceases to be a manager of the Company in accordance with the following provisions:

5.2.1   Resignation. The Manager may resign at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member or constitute a withdrawal of a Member.

5.2.2 **Removal**. Peter Shiao may be removed from the position of Manager by written consent of the holders of a disinterested majority of the holders of Voting Interest Units, but only for Cause. For purpose of this Section 5.2.2, "Cause" shall mean any of the following: (a) fraud or willful misconduct by the Manager in connection the business and affairs of the Company, (b) embezzlement from the Company; (c) death or Disability of the Manager; or (d) a willful and material breach of the Manager's obligations under this Agreement which is not cured within thirty (30) days after written notice to the Manager describing such breach and signed by a disinterested majority.

5.2.3 **Filling of Vacancy**. In the event of the resignation, removal or death of a Manager, a replacement Manager may be elected by the written consent of a Membership Majority. However, as long as Peter Shiao is a member, before the appointment of a Manager, Peter Shiao must give written approval.

5.3 **Devotion of Time; Competition**. A Manager is not obligated to devote all of his time or business efforts to the affairs of the Company. A Manager shall devote whatever time, effort, and skill he reasonably deems necessary for the operation of the Company.

5.4 **General Powers**. The Manager shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer and operate the business and affairs of the Company. Without limiting the generality of the foregoing, except as provided to the contrary in this Agreement, the Manager acting on behalf of the Company, may do so without any requirement that the vote or approval of Members be obtained in connection therewith:

5.4.1 Purchase, lease, rent or otherwise acquire or obtain the right or license to occupy or use such real and personal property (including, without limitation, intellectual property of any kind and description), equipment, materials, and all other kinds and types of property that may in any way be deemed necessary, convenient, or advisable in connection with carrying on the business of the Company, at such price and upon such terms and conditions as the Manager may determine in its sole discretion;

5.4.2 Sell, license, exchange, lease or otherwise dispose of any and all property and assets owned by the Company, or any part thereof or any interest therein (including, without limitation, the granting to any third party of the exclusive or non-exclusive right or license to use any intellectual property of the Company), at such price and upon such terms and conditions as the Manager may determine in its sole discretion;

5.4.3 Pay all Company Expenses;

5.4.4 Whether or not in the ordinary course of business, borrow money from any party (including a Manager or any of a Manager's Affiliates), issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, or change the terms of, or extend the time for the payment of any indebtedness or obligation of the

Company, and secure such indebtedness by mortgage, deed of trust, pledge, or other lien on any or all of the Company's assets provided that such indebtedness shall not exceed $25,000;

5.4.5 Determine the amount of Distributable Cash, if any, and the timing of distributions of same, as described in Section 4.1;

5.4.6 Retain services of any kind or nature in connection with the Company Business, and/or hire (and terminate the employment of) employees in connection with the Company Business, and pay therefor such remuneration as the Manager may determine;

5.4.7 Sue on, prosecute, defend, settle or compromise any and all claims or liabilities in favor of or against the Company, and submit any or all such claims or liabilities to arbitration, mediation, or reference;

5.4.8 If the Manager in good faith deems it necessary for the preservation of Company property, file a voluntary petition under the federal bankruptcy law;

5.4.9 Make or revoke any election permitted the Company by any taxing authority;

5.4.10 Maintain such insurance coverage for liability, fire, and casualty and any and all other insurance necessary or appropriate to the business of the Company, in such amounts and of such types as the Manager shall determine in its discretion from time to time;

5.4.11 Retain legal counsel, auditors and other professionals in connection with the Company business and to pay therefor such remuneration as the Manager may determine;

5.4.12 Negotiate, enter into, execute, acknowledge, deliver and perform contracts, agreements and other instruments on behalf of the Company with respect to any of the rights, powers, and authority conferred upon the Manager;

5.4.13 Admit any Person selected by the Manager as a Member of the Company pursuant to and upon such terms and conditions (including, without limitation, the amount of any Contribution and the number of Units to be issued in exchange therefore), subject, however, to the provisions of Section 6.2; and

5.4.14 Make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

5.5 **Limitations on Authority of Manager**. Notwithstanding the provisions of Section 5.4, the Manager shall not have authority hereunder to cause the Company to engage in the following acts or transactions without first obtaining the vote or written consent of a Membership Majority.

5.5.1 The conversion of the Company into, or the merger of the Company with or into, any corporation, limited liability company, partnership or other entity.

5.5.2 The dissolution of the Company, or the taking of any action that would make it impossible to carry on the ordinary business of the Company, provided that the Manager shall have the sole and absolute discretion to sell, exchange, lease or otherwise dispose of substantially all the assets of the Company; or

5.5.3 Any other transaction described in this Agreement as requiring the vote, consent, or approval of any Member or Members.

5.6 **Agency Authority of Manager**. The Manager is authorized to (a) endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, for the purpose of deposit into the Company's accounts, (b) sign all checks, drafts and other instruments obligating the Company to pay money, and (c) sign all contracts and obligations on behalf of the Company. Notwithstanding any provision of this Agreement to the contrary, any contract, agreement, note or other document or instrument executed on behalf of the Company by a Manager shall be deemed to have been duly executed by the Company. No Member's signature shall be required in connection with the foregoing and third parties shall be entitled to rely upon a Manager's power to bind the Company without otherwise ascertaining that the requirements of this Agreement have been satisfied.

5.7 **Company Expenses and Special Expenses**. The Company shall pay, or reimburse the Manager for, any and all Company Expenses incurred or advanced by them in furtherance of the business of the Company.

5.8 **Manager Compensation**. With respect to any Manager who is a Member, all payments of compensation to such Manager shall be treated as a "guaranteed payment" (within the meaning of Section 707 of the Code) for federal and state tax purposes, and not as a distribution.

5.9 **Duties; Conflicts of Interest**.

5.9.1 The Members and holders of Units acknowledge that the Manager and their Affiliates are involved and may in the future be involved in other business, financial, investment and professional activities and other ventures. Subject to the provisions of Section 5.3, the Manager and their Affiliates (i) may engage in any such existing or subsequent ventures and activities without regard to whether the interests of such ventures and activities conflict with those of the Company, (ii) shall have no duty or obligation to make any reports to the Unit Holders or the Company with respect to any such ventures or activities, and (iii) shall have no duty or obligation to offer to the Unit Holders or the Company the opportunity to participate in any such ventures or activities or acquire any interests therein, regardless of the type, value, or any other aspect of the project or business involved in such venture or activity. Neither the Company nor any Unit Holder shall have any right by virtue of this Agreement or the existence of the Company in and to such ventures or activities or to the income or profits derived therefrom.

5.9.2 No transaction between the Company, on one hand, and any Manager or any of their Affiliates, on the other hand, shall be voidable solely because such Manager or

Affiliate has a direct or indirect interest in the transaction, provided that the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company. A loan or other transaction between a Manager (and/or Affiliates of a Manager) and the Company shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company if a Membership Majority affirmatively votes or consents in writing to approve the transaction. Notwithstanding the foregoing, a Manager shall not have any obligation, in connection with any such transaction between the Company and the Manager (or an Affiliate of the Manager), to seek the consent of the Members or holders of any Units.

5.10 Officers.

5.10.1 Appointment of Officers. The Manager may appoint such officers of the Company as it, in its sole and absolute discretion, deems necessary or appropriate, at any time. The officers of the Company, if deemed necessary or appropriate by the Manager, may include, but are not limited to a chairperson, CEO, COO, president, vice president, secretary, and chief financial officer. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Delaware or citizen of the United States. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined and limited from time to time by the Manager.

The CEO may further limit or expand the authority of any other officer of the Company (within and subject to the bounds as determined by the Manager) to bind the Company or to enter into agreements binding the Company as the CEO determines in writing.

5.10.2 Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights and obligations, if any, of an officer under a contract of employment:

(A) Any officer may be removed, either with or without cause, by any Manager at any time;

(B) Any officer may resign at any time by giving written notice to any Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party; and

(C) Any vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

5.10.3 Salaries of Officers. Subject to Section 5.4, the salaries or other compensation of all officers and agents of the Company shall be determined solely by the Manager.

5.10.4 Duties and Powers of Officers. Except as otherwise set forth in a written directive from the Manager to the applicable officer, the duties and powers of officers appointed by the Manager shall be as follows:

(A) **Chairperson**. The chairperson, if such an officer be appointed, shall, if present, preside at meetings of the Members and if a Manager, at the meeting of the Manager, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Manager or prescribed by this Agreement. If there is no president, the chairperson shall in addition be the chief executive officer of the Company and shall have the powers and duties prescribed in Section 5.10.4(B).

(B) **Chief Executive Officer ("CEO")**. Subject to such supervisory powers, if any, as may be given by the Manager to the chairperson, if there be such an officer, the CEO shall be the chief executive officer of the Company, and shall, subject to the control of the Manager, have general and active management of the business of the Company and shall see that all orders and resolutions of the Members and Manager are carried into effect. Subject to Section 5.10.5, he or she shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Manager or this Agreement.

(C) **President**. Subject to such supervisory powers, if any, as may be given by the Manager to the chairperson or CEO, if there be such an officer, the president shall, subject to the control of the Manager and CEO (if there is one), have general and active management of the business of the Company and shall see that all orders and resolutions of the Members, the Manager and CEO are carried into effect. Subject to Section 5.10.5, he or she shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Manager or this Agreement. In the event there is no CEO, the President shall be the chief executive officer of the Company.

(D) **Vice-President**. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by a resolution of the Manager, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the Manager by resolution may from time to time prescribe.

(E) **Secretary**. The secretary shall attend all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the Members and shall perform such other duties as may be prescribed by the Manager. The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Company's transfer agent or registrar, as determined by resolution of the Manager, a register, or a duplicate register, showing the names of all Members, their addresses and the number of Units held by each of them. The secretary shall also keep all documents described in Section 9.1 and such other documents as may be required under the Act. The secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the Manager. The secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

(F) **Chief Financial Officer/Treasurer**. The Chief Financial Officer ("CFO") shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, Units, Voting Interests Units and Economic Interests Units. The CFO shall be the "Treasurer" of the Company. The books of account shall at all reasonable times be open to inspection by any Manager. The CFO shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Manager. Subject to Section 5.11.5, the CFO shall disburse the funds of the Company as may be ordered by the Manager, taking proper vouchers for such disbursements, and shall at all times directed render to the Manager, or at the Manager's request, to the Members, an account of all his or her transactions as treasurer and of the financial condition of the Company. The CFO shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Manager. Subject to Section 5.10.5, the CFO shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company.

(G) **Assistant Officers**. If the Manager chooses to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability or inability to act of the CFO, perform the duties and exercise the powers of the CFO, and shall perform such other duties as the Manager shall from time to time prescribe. If the Manager choose to elect an assistant secretary or assistant secretaries, the assistant secretaries in the order of their seniority shall, in the absence, disability or inability to act of the secretary, perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Manager shall from time to time prescribe.

5.10.5 Signing Authority of Officers. Notwithstanding any provision of this Agreement to the contrary, except to the degree granted in writing by the Manager, no officer shall have the power or authority to sign on behalf of the Company any note, check, draft, bond, mortgage or other contract or instrument of any kind binding the Company to any obligation to pay money or do any other act or thing.

5.11 Limited Liability. No Person who is a Manager or officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer of the Company. In addition:

5.11.1 Notwithstanding any other provision of this Agreement, whether express or implied, neither a Manager, an officer nor any Affiliate of a Manager or officer shall be liable to the Company or any Member or any agent or Affiliate of any Member for any act or omission taken or omitted in good faith by such Manager, officer or Affiliate, as applicable, unless and then only to the extent that such act or omission constituted fraud, willful violation of applicable law, or willful and material violation of this Agreement. To the extent permitted by applicable law, the Company and the Members waive any and all rights any of them may have to recover punitive damages from the Company, the Manager and officers, or any Affiliate of a Manager or officer of the Company.

5.11.2 To the extent that, at law or in equity, any Manager, officer or Affiliate of a Manager or officer has duties (including fiduciary duties) and liabilities relating thereto to the Company or to a Member or Members, such Manager or officer acting under this Agreement or Affiliate of such Manager acting in connection with the Company's business or affairs shall not be liable to the Company or to any such Member or Members for its good faith reliance on the provisions of this Agreement. By his or her execution of this Agreement, each Member acknowledges and agrees that to the extent that the provisions of this Agreement restrict the duties and liabilities of the Manager, any officers or Affiliates of a Manager of officer otherwise existing at law or in equity, the provisions of this Agreement shall be conclusively deemed to modify such other duties and liabilities of such Manager, officers and the Affiliates to the maximum extent permitted by law, and that such Member has granted his or her informed written consent to such modification. The Manager, officers and their Affiliates shall be fully protected in relying in good faith upon information, opinions, reports, or statements presented to the Company by any person as to matters the Manager, the officers or their Affiliates reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

5.12 **Indemnification**.

5.12.1 Agreement to Indemnify. The Company shall indemnify, protect, defend, and hold harmless the Manager, any and all officers of the Company, the Affiliates of the Manager and any such officers, and all members, managers, partners, officers, directors, shareholders, employees, and agents of the Manager and their Affiliates (each, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses, attorneys', accountants', and other professional fees and disbursements, judgments, fines, amounts paid in settlement, and other amounts arising from any and all claims, demands, actions, suits, or proceedings (including, without limitation, arbitration), civil, criminal, administrative, or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company, whether the Indemnitee continues to be a Manager, an officer of the Company, an Affiliate, or a member, manager, partner, officer, director, shareholder, employee, or agent of a Manager or an Affiliate at the time any such liability or expense is paid or incurred, if (i) the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, the interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful, and (ii) the Indemnitee's conduct was not finally determined (without right to further appeal) to constitute fraud, willful violation of applicable law, or willful and material violation of this Agreement. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clause (i) or (ii) above.

5.12.2 Advance of Expenses. In the sole discretion of the Manager, expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding that may be subject to a right of indemnification hereunder may be advanced by the Company prior to the final disposition thereof upon the Company's receipt of an undertaking by or on behalf of the Indemnitee to repay such amount to the Company if it is determined ultimately that the Indemnitee is not entitled to be indemnified hereunder in respect of such claim, demand, action, suit, or proceeding.

5.12.3 Non-Exclusivity; Insurance. The indemnification provided by this Section 5.12 shall be in addition to any other rights to which those indemnified may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Manager or officer, as an Affiliate thereof, or as a member, manager, partner, officer, director, shareholder, employee, or agent of a Manager or an Affiliate thereof, and as to an action in another capacity. Each Indemnitee shall timely file and thereafter pursue any claims that it may have for indemnification or insurance from any other person; provided, however, that no Indemnitee shall be required to exhaust any rights to indemnification or insurance in respect of any claim, demand, action, suit, or proceeding from any other person prior to pursuing such Indemnitee's right to indemnification provided herein. If the Company indemnifies any person, it shall be subrogated to the rights of such Indemnitee against any third party, including any insurance carrier, to recover the amount of such indemnification after the Indemnitee shall have been fully and completely indemnified (whether pursuant to this Agreement or otherwise) in respect of the claim, demand, action, suit, or proceeding which gave rise to such indemnification. Any such Indemnitee shall fully cooperate with the Company in efforts to enforce against any such third party the rights to which the Company is so subrogated. The Company may purchase and maintain insurance on behalf of the Manager and such other persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such person in connection with the business of the Company, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement.

5.12.4 Survival; Sole Beneficiaries. The provisions of this Section 5.12: (a) shall survive, in favor of any Indemnitee, the termination of each Manager's or officer's status as a manager or officer of the Company or other termination of a Manager's or officer's interest in the Company with respect to acts or omissions arising prior to the termination of the Manager's status or interest; (b) shall inure to the benefit of the Indemnitee's heirs, successors, assigns, and representatives; and (c) are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of other persons.

ARTICLE 6
MEMBERS AND MEMBERSHIP INTERESTS

6.1   Members. Each of the Persons listed as Members on Exhibit A to this Agreement, and each Person hereafter admitted as a Member of the Company pursuant to this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act or this Agreement. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section 6.1 supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 6.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense. Notwithstanding anything to the contrary in this Agreement, for the purposes of voting, only holders of Voting Interest Units shall be considered Members. Notwithstanding anything to the contrary in this Agreement and for the avoidance of doubt, holders of Economic Interest Units who are not holders of Voting Interest Units are not Members of the Company.

6.2   Admission of Additional Members. The Manager may in their sole discretion admit to the Company, as additional Members, such Persons as he may from time to time select, on such terms and conditions (including, without limitation, the Contribution required of such Person, if any, and the determination of the number and type of Units to be issued to such Person) as they may determine; provided, however, that notwithstanding any provision of this Agreement to the contrary, except with the vote or written consent of a Membership Majority, the Manager shall not cause the Company to issue Units to any Person on terms or conditions which would (a) reduce the Participation Percentage of any Member, other Sydrion Capital LLC's membership interests, other than in the proportion which such Member's Participation Percentages bears to the Participation Percentages of all other Members or (b) modify the provisions of Section 4.1 with respect to any or all Units.   Any Person admitted as an additional Member by the Manager shall be required, as a condition to such admission, to execute a joinder agreement and/or such other documents and instruments as the Manager may request for the purpose of evidencing the agreement of such new Member to be bound by all the provisions of this Agreement.

6.3   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member or holder of Units shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.   A Member or holder of Units that receives a distribution (i) in violation of this Agreement or (ii) that is required to be returned to the Company under applicable law, shall return such distribution within thirty (30) days after demand therefor by the Manager.   The Manager may in its sole discretion elect to withhold from any distributions otherwise payable to a Member or holder of Units amounts due to the Company from such Member or holder of Units. Nothing in this Section 6.3 shall be applied to release any Member or holder of Units from (i) its obligation to make Contributions or other payments specifically required under this Agreement or (ii) its obligations pursuant to any relationship between the

Company and such Member or holder of Units acting in a capacity other than as a Member or holder of Units (including, for example, as a borrower or independent contractor).

6.4 **Nature of Interests in Units**. The Voting Interests and/or Economic Interests of Members or holder of Units in the Company constitute their personal estate. No Member or holder of Units has any interest in any specific asset or property of the Company. No Member or holder of Units shall be required to perform services for the Company solely by virtue of being a Member or holder of Units, and unless approved by the Manager, no Member or holder of Units shall perform services for the Company in his or her capacity as such or be entitled to compensation for services performed for the Company. In the event of the death or disability of any Member or holder of Units, the executor, trustee, administrator, guardian, conservator or other legal representative of such person may exercise the rights and powers of that person (in the capacity of a Member or holder of Units as the case may be only and not in any capacity as a Manager or officer of the Company) for the purpose of settling the Member or holder of Units' estate or administering the Member's or holder of Units' property, and shall be bound by all of the provisions of this Agreement. If a Member or holder of Units who is not a natural person is dissolved or wound up, the successor or legal representative of such entity may exercise the rights and powers of that entity and shall be bound by all of the provisions of this Agreement.

6.5 **Voting Rights**.

6.5.1 Except as set forth in this Section 6.5, the Members shall have no voting, approval or consent rights, and each of the Members hereby waives his or her right to vote on, consent to, approve, or disapprove any act, transaction, matter or thing relating to the business and affairs of the Company. Only the holders of Voting Interest Units shall be entitled to vote, approve or consent on or to any matter or thing (including, without limitation, the matters set forth in this Section 6.5) except to the extent required by the Act. For avoidance of doubt, no Person who is the holder of an Economic Interest but is not a holder of a Voting Interest shall be entitled to vote, approve or consent on or to any matter or thing (including, without limitation, the matters set forth in this Section 6.5) except to the extent required by the Act.

6.5.2 Members may vote only on any acts, transactions, matters and things that require approval of Members pursuant to an express provision of this Agreement, which acts, transactions, matters and things shall be valid and effective only if approved by vote or written consent of that number of Members as is provided in such provision. Each Member shall have a number of votes equal to the number of Voting Interest Units held by such Member.

6.5.3 No annual or regular meetings of the Members are required to be held. Any Member (regardless of the type of Units held by such person) may call for a special meeting of the Members. If such meetings are held, meeting notices and procedures shall be in accordance with the Act or any applicable successor statute.

6.5.4 Any action that may be taken at a meeting of Members may be taken without a meeting, if a consent in writing setting forth the action so taken, is signed and delivered to the Company by holders of Voting Interest Units having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all

Members entitled to vote on that action at a meeting were present and voted. Any such approved action shall be effective immediately.

6.5.5 It is understood that Voting Interest Units held by certain Members may be held as community property under the laws of the state or country in which such Members are domiciled. However, the Company shall recognize only the registered Members listed in the records of the Company as having the authority to vote the Voting Interest Units held by them, and, except pursuant to a duly executed proxy or power of attorney, any Member's spouse shall not be entitled to vote such Voting Interest Units, regardless of any community property interest such spouse may have in such Voting Interest Units.

6.6 **Withdrawal**. No Member may withdraw, resign or retire from the Company. In the event that any Member shall breach the provisions of this Section 6.6 but such withdrawal, resignation or retirement is nevertheless permitted by the Act, then: (a) to the maximum extent permitted by the Act, the Company shall have the right to offset any damages for breach of this Agreement from amounts, if any, otherwise distributable to the withdrawn Member; and (b) except in the case of a Permitted Transfer, the withdrawn Member or his or her successor in interest shall thereupon become a holder of an Economic Interest only (to the extent they held Economic Voting Units) with no Voting Interest, and shall have all rights of a holder of an Economic Interest but shall not have the right to exercise any other rights of a Member, and shall remain liable for all obligations of such Member under this Agreement.

6.7 **Termination of Membership Interest**. Upon the occurrence of any of the events set forth in Sections 6.7.1 through 6.7.6 (each a "Termination Event") with respect to any Member: (a) the Voting Interest of such Member shall be automatically terminated; (b) thereafter such Member (or such Member's successor in interest) shall cease to be a Member, and shall be an Assignee only with respect to all Economic Interest Units held by such Member; and (c) such Member (or such Member's successor in interest) shall nevertheless remain liable for all of his or her obligations as a "Member" under this Agreement. Each Member acknowledges and agrees that such termination of a Voting Interest upon the occurrence of any of such events is not unreasonable under the circumstances existing as of the date hereof:

6.7.1 The death or legal incompetency (as declared by a final court decree) of such Member, unless same results in a Permitted Transfer;

6.7.2 Intentionally Omitted.

6.7.3 Any of the following: (a) the filing of an application by such Member for, or his or its consent to, the appointment of a trustee, receiver, or custodian of his or its other assets; (b) the entry of an order for relief with respect to such Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by such Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of such Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by such Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States

Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of its, his or her inability to pay its, his or her debts as they become due;

6.7.4 The withdrawal, retirement or resignation of such Member in his capacity as such, in violation of Section 6.6 of this Agreement;

6.7.5 The occurrence of any event that is, or would cause, a Transfer of any or all Units in contravention of this Agreement;

6.7.6 Such Member's filing of an action seeking a decree of judicial dissolution pursuant to the Act; or

6.7.7 Subject to the provisions of this Section 6.7.6, an award to or taking by the spouse of any Divorced Member (as defined herein) of any or all Units held by such Divorced Member upon or in connection with a dissolution of marriage. In the event the marriage of any Member shall be dissolved, such Member (the "Divorced Member") and his or her spouse shall divide their community property so that all Units owned directly or indirectly by the Divorced Member and/or his or her spouse become the Divorced Member's sole and separate property. If the Divorced Member's spouse is awarded or otherwise takes any or all of such Units (even if such taking occurs before the judgment of final dissolution), then unless the Divorced Member purchases all transferred Units from his or her spouse within sixty (60) days after same are awarded to or taken by the Divorced Member's spouse, on such terms and conditions as they may mutually agree, the Voting Interest Units of the Divorced Member shall terminate as provided herein with respect to all Units so transferred.

6.8 **Members Are Not Agents**. Pursuant to Article V, the management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company or to remove the Manager except as expressly authorized by the Act or this Agreement. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

6.9 **Transactions of Members with the Company**. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may transact business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

6.10 **Membership Interests of Manager**. The Manager may also be Members of the Company. In such event, such Manager has the rights and powers, and is subject to the restrictions and liabilities, of a "manager" under the Act, and, except as provided to the contrary in this Agreement, also has the rights and powers, and is subject to the restrictions and liabilities, of a Member to the extent of the Manager's ownership of a Units.

6.11 **Special Power of Attorney**.

6.11.1 Limited Power. By signing this Agreement, each Member designates and appoints the Manager as that person's true and lawful attorney in fact, in that person's name and stead, to make, execute, sign and file such instruments, documents or certificates which may from time to time be required by the laws of the United States of America, the State of Delaware or any political subdivisions thereof (or any other state or political subdivision in which the Company shall do business) to carry out the purposes of this Agreement, except where such action requires the express approval of the Members or of that person. The Manager is not granted any authority on behalf of the Members to amend this Agreement except as set forth in Section 10.6.3. Each Member or holder of Units authorizes each such attorney in fact to take any action necessary or advisable in connection with the foregoing, hereby giving each attorney in fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Member or holder of Units might or could do so personally, and hereby ratifying and confirming all that any such attorney in fact shall lawfully do or cause to be done by virtue thereof or hereof.

6.11.2 Nature Of Power Of Attorney. This power of attorney is a special power of attorney coupled with an interest and (a) is irrevocable; (b) may be exercised by any such attorney in fact by listing the Members or holders of Units executing any agreement, certificate, instrument, or other document with the single signature of any such attorney in fact acting as attorney in fact for such Members or holder of Units; (c) shall survive the death, disability, legal incapacity, Bankruptcy, insolvency, dissolution, or cessation of existence of a Member or holder of Units; and (d) shall survive the delivery of an assignment by a Member or holder of Units of the whole or a portion of his Voting Interest and Economic Interest in the Company, except that where the assignment is of such person's entire Voting Interest and Economic Interest in the Company and the Assignee is admitted as a Member under the terms of this Agreement, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney in fact to effect such substitution.

ARTICLE 7
TRANSFER OF INTERESTS; WITHDRAWAL

7.1 Limitations on Transfers. Except in the case of a Permitted Transfer, no Member or holder of any Unit shall for any reason, whether voluntarily, involuntarily or by operation of law, Transfer all or any portion of his Units or any right or interest therein, except with the written consent of the Manager, which the Manager may grant or withhold in its sole discretion. Any Transfer not expressly permitted in this Agreement shall be null and void. Each Member or other holder of a Unit hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company's purposes and the relationship of the Members and holders of Units. A transferee of Units shall have the right to become a substitute Member or holder of Units only if (i) the written consent of the Manager is given, (ii) such Person executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement, and (iii) such Person pays any reasonable expenses in connection with his, her or its admission as a substitute Member or holder of Units; provided, however that clause (i) shall not apply with respect to the admission of the transferee of a Permitted Transfer. The admission of a substitute Member or holder of a Unit shall not release the Member or holder of a Units who assigned Units from any liability that such person may have to the Company.

7.2 **Additional Restrictions**. In addition to all other restrictions set forth in this Agreement, in no event shall any Member or holder of a Unit make any Transfer of all or any part of that Member's Units: (i) without compliance with applicable securities laws; (ii) if the Transfer would cause the Company's tax termination within the meaning of Code Section 708(b)(1)(B) and the Manager, in its sole discretion, determines that such termination would adversely affect the Company or any Member (or holder of any Unit); or (iii) if the Transfer would cause the Company to be treated as a corporation pursuant to Code Section 7704 or Regulations Section 1.7704-1.

7.3 **Right of First Refusal on Transfer**.

7.3.1 **Notice of Offer**. Except in the case of a Permitted Transfer, a Member or other holder of a Unit (the "Selling Party"), upon receiving a bona fide offer, whether written or oral, by a third party to acquire all or any portion of the Units which the Selling Party is willing to accept, or upon making a bona fide offer, whether written or oral, to a third party to Transfer all or any of the Selling Party's Units (either of such types of offers is referred to herein as the "Offer"), shall give written notice thereof (the "Sale Notice") to the Manager and all other Members. The Sale Notice shall specify (i) a description and identity of the Units thereof proposed to be Transferred (the "Offered Units") and the number of such Offered Units; (ii) the identity of the proposed transferee; (iii) the consideration to be received for the Offered Units (including the value of any non-monetary consideration and the method for determining such value); and (iv) the terms and conditions upon which the Selling Party intends to make the Transfer. The Sale Notice shall be accompanied by a true and complete copy of the Offer, if it is written, and shall constitute an offer by the Selling Party to Transfer the Offered Units to the Company and/or the other Members as more fully set forth below

7.3.2 **Acceptance by Company.**. The Company, at the election of the Manager, shall have the right to purchase all or any portion of the Offered Units at a price equal to the price set forth in the Offer (as determined pursuant to Section 7.3.4, if applicable) and on the terms set forth in the Offer. The Manager may exercise such right to purchase on behalf of the Company only by giving written notice thereof to the Selling Party (the "Company Acceptance"), with a copy to all other Members, within thirty (30) days after the later of (i) the date on which the Manager received the Sale Notice, or (ii) the date on which fair market value of any nonmonetary consideration is determined pursuant to Section 7.3.4 of this Agreement.

7.3.3 **Remaining Members' Right of First Refusal**. If the Manager fails to deliver the Company Acceptance within the specified time period, or the Company has elected to purchase less than all of the Offered Units, then the Selling Party shall give a second notice in writing to all Members (the "Remaining Members"), to reflect that the Company has elected not to purchase the Offered Units or has elected to purchase less than all of the Offered Units. The Remaining Members shall have the right, collectively, to purchase from the Selling Party all (and only all) of the Offered Units that the Company has not elected to purchase (the "Remaining Units"), at a price equal to the price set forth in the Offer and on the terms set forth in the Offer. The Remaining Members (in proportion to the relative number of Units held by each of them, or as they may otherwise agree) may exercise such right only by giving written notice thereof to the Selling Party (collectively, the "Members' Acceptances") within 15 days after delivery of such second notice by the Selling Party. If the Remaining Members do not purchase all of the Remaining Units, the Selling Party may consummate the proposed Transfer of all Offered Unit to the proposed transferee in accordance with the terms set forth in the Offer, provided that such Transfer is consummated on or before the 90th day following the later of the date of the Offer or the date on which fair market value of any nonmonetary consideration is determined pursuant to Section 7.3.4 of this Agreement. The transferee of any Units in accordance with this Section 7.3.3 shall have only the rights of an Assignee, unless the transferee is admitted as a Member pursuant to Section 7.1. No Transfer of any of the Offered Units or any interest therein shall be made after the end of the ninety (90) day period, nor shall any material change in the price or terms of the Transfer from those set forth in the Offer be permitted, unless the Selling Party gives written notice to the Company and all Members of a new Offer and complies with all of the provisions of this Section 7.3.

7.3.4   **Non-Monetary Consideration**. If part or all of the consideration to be paid for the Offered Units pursuant to the terms of the Offer is other than money, then the price set forth in the Offer shall equal the aggregate of the money consideration plus the fair market value of the consideration other than money to be paid to the Selling Party. For purposes of this Section 7.3.4, the fair market value shall be determined by the Selling Party and the Company by majority vote of the Members (with the Selling Party not participating in any vote pertaining to the Company's determination of fair market value) within fifteen (15) days following delivery of the Sale Notice to the Company. If an agreement as to fair market value cannot be reached within such time period, the Selling Party and the Company (or the Remaining Members, as the case may be) shall promptly submit such issue to the American Arbitration Association for a determination in accordance with its rules. The parties shall use their best efforts to obtain an expedient determination of fair market value. The fees of the arbitrator(s) and the costs to be paid to the American Arbitration Association shall be paid 50% by the Selling Party and 50% by the Company. Discovery in accordance with California law shall be permitted. Such arbitration shall take place in California, unless the parties to the arbitration mutually agree on another place.

7.3.5   **Closing for Right of First Refusal Purchase**. If the Company and/or any Remaining Member exercises its right to purchase all of the Offered Units (as described above), the closing of such purchase shall take place on the date chosen by the purchasing party, which in no event may be later than the later of the 15th day following (i) the date the last Member's Acceptance was delivered or (ii) the date on which the fair market value of the consideration other than money is determined in accordance with Section 7.3.4. A purchasing party shall give written notice to the Selling Party of the closing date for the purchase by that party, at least 5 days prior to such date.

7.3.6   **Permitted Transfers**. The provisions of this Section 7.3 shall be inapplicable to Permitted Transfers by Members.

7.4   Title. Upon any Transfer of Units in the Company made in accordance with the terms of this Agreement, the transferee shall take, own, hold and Transfer such Units pursuant and subject to each and all of the provisions, conditions and covenants of this Agreement, as fully as if such transferee were designated as a Member herein; provided, however that such transferee shall have only the rights of an Assignee, unless the transferee is admitted as a Member pursuant to Section 7.1. As a condition precedent to any Transfer of Units, the transferee shall agree in writing to be bound by all provisions of this Agreement.

7.5   No Dissolution. If a Member Transfers all or any part of its interests in the Company without complying with the provisions of this Agreement, such action shall not cause or constitute a dissolution of the Company.

ARTICLE 8
DISSOLUTION, LIQUIDATION, AND
TERMINATION OF THE COMPANY

8.1   Events of Dissolution. Notwithstanding any other provision of this Agreement, the Company shall be dissolved and its properties and other assets liquidated and the proceeds therefrom distributed in the manner and order provided for in Section 8.2 only upon the first to occur of the following, and upon no other event:

8.1.1   The sale of substantially all of the Company's assets and the conversion of the purchase price for such assets into cash; or

8.1.2   The vote or written consent of a Membership Majority and the Manager.

8.2   Winding Up; Distribution of Proceeds. Upon dissolution of the Company, the Manager shall wind up the affairs and liquidate the assets of the Company in accordance with the provisions of this Section and the Act. Profits, Losses and all other Company items shall be allocated until the liquidation is completed in the same ratio as such items were allocated prior thereto. The proceeds from liquidation of the Company when and as received by the Company shall be utilized, paid and distributed in the following order: (a) first, to pay expenses of liquidation; (b) next, to pay the debts of the Company to third parties other than the Unit Holders; (c) next, to pay the debts of the Company owing to creditors who are Unit Holders; (d) next, to the establishment of any cash reserves determined by the Manager, in its sole and absolute discretion, to be necessary or advisable for contingencies and anticipated Company Expenses and liabilities; and (e) thereafter, to the Unit Holders, in accordance with the provisions of Section 4.1.

8.3   No Liability. Notwithstanding anything to the contrary contained in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Unit Holder has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), neither that Unit Holder nor the

Manager shall have any obligation to make any contribution to the capital of the Company and the negative balance of that Unit Holder's Capital Account shall not be considered to be a debt owed by that Unit Holder or any Manager to the Company or to any other person for any purpose whatsoever.

8.4   Limitations on Payments Made in Dissolution.   Except as otherwise specifically provided in this Agreement, each Unit Holder shall be entitled to look only to the assets of the Company for the return of that Unit Holder's positive Capital Account balance and shall have not recourse for its Contributions and/or share of Profits (upon dissolution or otherwise) against any Manager or any other Unit Holder.

8.5   No Action for Dissolution.   Except as expressly permitted in this Agreement, no Unit Holder shall take any voluntary action that directly causes a dissolution of the Company. The Members and holders of Units acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Unit Holder should bring an action in court to dissolve the Company under circumstances where dissolution is not required by the provisions of this Agreement. This Agreement is intended to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by the express provisions of this Agreement, each Unit Holder hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company. Damages for breach of this Section 8.5 may be offset against distributions by the Company to which such Unit Holder would otherwise be entitled.

ARTICLE 9
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

9.1   Books and Records.

9.1.1   The Manager shall keep or cause to be kept complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. Such books, records, financial statements, and documents shall include, but not be limited to, the following: (i) a current list of the full name and last known business or residence address of each Member and Unit Holder; (ii) a current list of the full name and business or residence address of each Manager; (iii) the Certificate, including all amendments; and any powers of attorney under which the Certificate or amendments were executed; (iv) federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years; (v) this Agreement and any amendments thereto; and any Powers of Attorney under which this Agreement or amendments were executed; (vi) internal books and records for the current and three most recent years; and (vii) a true copy of relevant records indicating the amount, cost, and value of all property which the Company owns, claims, possesses, or controls.

9.1.2 Such books, records, and financial statements of the Company and supporting documentation shall be kept, maintained, and available at the Company's office.

9.2 **Right to Inspect Books and Records; Receive Information**.

9.2.1 Each Member has the right upon reasonable request, and for purposes reasonably related to the interest of that Member of the Company, to do the following: (i) to inspect and copy during normal business hours any of the records required to be maintained by the Company under Section 9.1.1 of this Agreement; and (ii) to obtain from the Company promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

9.2.2 If the Manager has executed an amendment to the Articles or this Agreement pursuant to a power of attorney from the Members, the Manager must promptly furnish to the Members a copy of such amendment.

9.2.3 The Manager shall send or shall cause to be sent to each Member or Unit Holder within ninety (90) days after the end of each fiscal year of the Company or as soon thereafter as is commercially feasible: (i) such information as is necessary to complete the Member's federal and state income tax or information returns, and (ii) a copy of the Company's federal, state, and local income tax or information returns for the fiscal year.

9.2.4 Unless otherwise expressly provided in this Agreement, the inspecting or requesting Member shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company's books and records and the production and delivery of any other books or records.

9.3 **Banking**. All funds of the Company shall be deposited in a separate bank account or accounts as shall be determined by the Manager. All withdrawals from such accounts shall be made upon checks signed by Persons duly authorized by or in the manner set forth in this Agreement.

9.4 **Accountants**. The Manager shall have the right to select the accountants for the Company.

9.5 **Tax Matters Partner**. The Manager shall appoint the Tax Matters Partner for purposes of Code Section 6231(a)(7), and, subject to the provisions of this paragraph, shall have all the authority granted by the Code to the Tax Matters Partner. Initially Peter Shiao shall be the Tax Matters Partner. The Tax Matters Partner shall cause the Company to take the position that it is a "partnership" for federal and California income tax purposes. The Tax Matters Partner, acting in its reasonable discretion, may make all tax elections, including, without limitation, the selection of the accounting method, method of depreciation or amortization of Company property or start-up expenses, and elections under Code Section 754.

ARTICLE 10
GENERAL PROVISIONS

10.1   Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

10.2   Notifications. Except as set forth to the contrary in this Agreement, any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by courier, sent by certified mail, postage prepaid, return receipt requested, by facsimile or by email. A notice must be addressed to a Member or Unit Holder at the person's last known address on the records of the Company. A notice to the Manager or the Company must be addressed to the Company's principal office. A notice sent by courier will be deemed to be given on the date on which the courier confirms that the notice was delivered to and signed for at the recipient's address. A notice sent by mail will be deemed given three (3) business days after it is mailed. A notice sent by email or facsimile shall be deemed received on the date it was sent. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

10.3   Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (a) restraining and enjoining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.4   Waiver of Action for Partition. Each Unit Holder irrevocably waives during the term of the Company and during its dissolution and winding up, any right that such Unit Holder may have to maintain any action for partition with respect to any of the assets of the Company.

10.5   Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and holders of Units, and supersedes all prior written and oral statements, including any prior term sheet, representation, statement, condition, or warranty.

10.6   Amendment. This Agreement may be amended only upon the written consent of the Manager with the vote or written consent of a Membership Majority; provided, however, that:

10.6.1 Except with regard to amendments otherwise specifically required under this Agreement, there shall be no amendment to this Agreement which (i) increases a Member's or Unit Holder's obligation to make Contributions to the Company or (ii) imposes personal liability upon a Member or Unit Holder for any debts or obligations of the Company unless, in each case, the amendment is consented to by such person;

10.6.2 Any provision of this Agreement concerning an action that requires the vote or approval of a Membership Majority or of Members having any other minimum aggregate Participation Percentages may be amended only by the approval of such number of Members as is required under such provision (plus the approval of the Manager, if required);

10.6.3 The Manager, acting alone, may without the consent of or prior notice to any Member or Unit Holder amend any provision of this Agreement (a) to elect for the Company to be bound by any successor statute governing limited liability companies and to elect for the Company to be reorganized as a limited liability company governed by and under the laws of a jurisdiction other than the state of Delaware, (b) to conform this Agreement to changes in the Act or interpretations thereof which the Manager believe appropriate, necessary, or desirable, provided that such amendment does not have a material adverse effect upon the Members, other Unit Holders or the Company, (c) to reflect the exercise of any power granted to the Manager under this Agreement, (d) to make any change that, in the sole discretion of the Manager is advisable to qualify or to continue the qualification of the Company as a limited liability company under the laws of any state or that is necessary or advisable, in the sole discretion of the Manager to ensure that the Company will not be treated as an association taxable as a corporation for federal income tax purposes, (e) to amend the Exhibits hereto with respect to any Transfers, additional Members or holders of Units, or other changes in accordance with this Agreement; or (f) in any other manner which any express provision of this Agreement permits the Manager, acting alone (i.e. without the approval of anyone not a Manager), to amend this Agreement.

10.7 **Applicable Law**. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement (including, without limitation, the organization of the Company and its internal affairs, and the liability and authority of the Manager, the Members, and the holders of Units) shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

10.8 **Article and Section Titles**. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

10.9 **Binding Provisions**. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

10.10 **Arbitration; Jurisdiction and Venue**.

10.10.1 Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted to a single arbitrator under the procedures of the American Arbitration Association, for arbitration in Los Angeles, CA. The costs of the arbitration, including any American Arbitration Association administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

10.10.2 Subject to Section 10.10.1, any suit involving any dispute or matter arising under this Agreement may only be brought in the appropriate United States District Court in Los Angeles county or any California State Court having jurisdiction over the subject matter of the dispute or matter. All Members and Unit Holders hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

10.11   Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

10.12   Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

10.13   No Third Party Beneficiaries. Except with regard to the Company's obligations set forth in Section 5.12 and as otherwise specifically provided in this Agreement, the provisions of this Agreement are not intended to be for the benefit of or enforceable by any third party and shall not give rise to a right on the part of any third party to (i) enforce or demand enforcement of a Member's obligation to make a Contribution, return distributions, or make other payments to the Company as set forth in this Agreement or (ii) demand that the Company or the Manager issue any capital call.

10.14   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart. Any executed counterpart of this Agreement or other signature hereto delivered by a party hereto by facsimile shall be deemed for all purposes as being good and valid execution and delivery of this Agreement by that party.

10.15   Legal Counsel. (Intentionally Blank)

10.16   Representations of Members. Each Unit Holder hereby represents and warrants to, and agrees with, the Manager, the other Unit Holders, and the Company as follows:

10.16.1 **Preexisting Relationship or Experience**. By reason of his or its business or financial experience, he or it is capable of evaluating the risks and merits of an investment in Units and of protecting his or its own interests in connection with this investment.

10.16.2 **No Advertising**. He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of Units.

10.16.3 **Investment Intent**. He or she is acquiring Units for investment purposes for his or her own account only and not with a view to or for sale in connection with any distribution of all or any part of such Units. No other person will have any direct or indirect beneficial interest in or right to the Units.

10.16.4 **Accredited Investor**. He or she is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

10.16.5 **Company Information; Advice of Counsel**. He or she (i) has had the opportunity to ask the Company and its Manager any and all relevant questions in connection with any aspect of the Company, and has received answers to any such questions that the undersigned considers to be reasonably responsive and (ii) has been advised by the Company to consult his or her own counsel and tax advisor with respect to this Agreement.

IN WITNESS WHEREOF, the undersigned members and Manager have executed this Agreement effective as of the Effective Date set forth above.

Manager: Peter Shiao

Signature: [signature]

Printed Name: Peter Shiao

Title: Manager

Member: Peter Shiao

Signature: [signature]

I, Peter Shiao, as the organizer of the Company, confirm this is the initial operating agreement for the Company.

Signature: [signature]

EXHIBIT A

NAMES, ADDRESSES & CAPITAL CONTRIBUTIONS OF MEMBERS AND HOLDERS OF UNITS

Member or Unit Holder's Name	Address	Capital Contribution (In respect of Economic Interest Units)	Voting Interest Units (Voting Interest but not Economic Interest)	Economic Interest Units (Economic Interest but not Voting Interest)	Percentage of Voting Interests	Percentage of Economic Interests
Peter Shiao		$315.52	10,000,000	31,551,231	100.00%	100%

EXHIBIT B

DEFINITIONS

1) "Act" means the Delaware Limited Liability Company Act.

2) "Adjusted Capital Account Deficit" means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Unit Holder is deemed to be obligated to restore pursuant to the penultimate sentences in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(*d*)(*4*), 1.704-1(b)(2)(ii)(*d*)(*5*) and 1.704-1(b)(2)(ii)(*d*)(*6*). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently with such Regulations section.

3) "Adjusted Net Investment", with respect to any Unit Holder as of any given time, means the aggregate amount of Contributions made by such Unit Holder (or his or her predecessors in interest) since the inception of the Company, less the aggregate amount of distributions made by the Company to such Unit Holder (or his or her predecessors in interest) since the inception of the Company pursuant to Sections 4.1 and 4.2 of the Agreement.

4) "Affiliate" means, with respect to any Person: (a) another Person directly or indirectly controlling, controlled by, or under common control with such Person; (b) another Person owning or controlling 25% or more of the outstanding voting securities or beneficial interests of such Person; (c) an officer, director, limited liability company manager, or general partner of such Person; (d) a member of the immediate family of such Person, or a member of the immediate family of an officer, director, limited liability company manager or general partner of such Person; and/or (e) any Affiliate of any Person described in clauses (a), (b), (c) or (d) of this paragraph.

5) "Agreement" means this Operating Agreement, as amended from time to time, including each schedule and Exhibit hereto.

6) "Articles" means the certificate of formation filed with the Delaware Secretary of State for the purpose of forming the Company, as same may be amended from time to time.

7) "Assignee" means any Person who has acquired an Economic Interest in the Company but is not a Member or has agreed to be bound of this Agreement as a Unit Holder.

8) "Capital Account" means the Capital Account for each Unit Holder which shall initially be credited with the Unit Holder's Contribution. In addition, each Unit Holder's Capital Account shall be:

A.   Increased by: (i) the amount of any additional Contributions by such Unit Holder, including the amount of Company liabilities assumed by such Unit Holder or secured by any Company property distributed by the Company to such Unit Holder; (ii) the fair market value of any property contributed by such Unit Holder to the Company (net of liabilities secured by such property which are considered to be assumed or taken "subject to" by the Company); and (iii) items of book income and gain which are allocated to such Unit Holder; and

B.   Decreased by: (i) the amount of cash distributed to such Unit Holder by the Company, including the amount of liabilities of such Unit Holder assumed by the Company or secured by any property contributed by such Unit Holder to the Company; (ii) the fair market value of any property distributed by the Company to such Unit Holder (net of liabilities secured by such property, which are considered to be assumed or taken "subject to" by such Unit Holder); (iii) items of expense described in Code Section 705(a)(2)(B) allocated to such Unit Holder; and (iv) items of book loss and deduction that are allocated to such Unit Holder.

The foregoing provisions are intended to comply with Section 1.704-1(b) of the Regulations and shall be applied and interpreted accordingly. The Capital Accounts shall be adjusted in order to reflect allocations of depreciation, amortization, and gain and loss as computed for book purposes. Upon the Transfer of any Units in the Company, the Capital Account of the transferor Unit Holder shall carry over to the transferee Unit Holder.

9)   (Intentionally Blank)

10)   "Company's Acceptance" has the meaning set forth in Section 7.3.2.

11)   "Company Acceptance Period" has the meaning set forth in Section 7.4.1.

12)   "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

13)   "Combined Marginal Rate" shall mean, for any Fiscal Year, the sum of (a) the highest marginal federal income tax rate assessable for such year on the ordinary income of individual taxpayers (based upon the rates set forth in Section 1 of the Code) and (b) the highest marginal state income tax rate assessable for such year on the ordinary income of individual taxpayers resident in California after giving effect to the federal income tax benefit derived from such state taxes based upon the rate determined in the preceding clause (a) and without regard to Section 68 of the Code.

14)   "Company" means ORB MEDIA HOLDINGS LLC, a Delaware limited liability company.

15)   "Company Expenses" means all costs and expenses associated with the formation, dissolution, winding-up or termination of the Company and the operation of the Company Business, including, without limitation: (i) all fees, costs and expenses incurred in connection with the organization of the Company and the offer and sale of Units therein; (ii) legal, accounting, audit, custodial and other professional fees as well as consulting fees relating to

services rendered to the Company; (iii) all federal, state and local taxes of any kind payable by the Company; (iv) insurance premiums, indemnifications, and costs of investigation, prosecution or defense of any claims by or against the Company; (v) costs of preparing and filing all tax returns of the Company and other governmental returns and reports; and (vi) interest expenses.

16) "Company Minimum Gain" means "partnership minimum gain," as defined in the Regulations promulgated under Code Section 704(b).

17) Contribution" means the amount of money or fair market value of any property which a Unit Holder contributes to the Company as capital in that Unit Holder's capacity as a Member or other Unit Holder pursuant to this Agreement.

18) "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Tax Matters Partner.

19) "Disability", with respect to a Manager, means that such Manager has become incapable of performing the services or fulfilling the other obligations required of him or her under this Agreement because of a disabling injury or physical or mental illness and such incapacity has continued for either one hundred twenty (120) consecutive working days or one hundred twenty (120) days (whether or not consecutive) in the aggregate during any consecutive twelve-month period. The existence of a disabling injury or physical or mental illness, and the date upon which such condition preventing performance of such services and obligations commenced, shall be determined by a medical examiner satisfactory to both the disabled Manager (or his or her representative) and the remaining Manager, if any. The Manager agrees to cooperate with the Company in connection with such examination, to allow such medical examiner access to the Manager's medical records and to execute any and all documents necessary to waive any confidentiality and privacy rights in connection with such medical records.

20) "Distributable Cash" means all cash derived by the Company from any and all sources, after payment of all Company Expenses and such allowance for reserves, contingencies and anticipated Company Expenses and other obligations as may be determined by the Manager in its sole and absolute discretion.

21) "Economic Interest" means a Person's right as a Unit Holder, expressed in terms of number of Economic Interest Units (set forth opposite the name of such Member under the column "Economic Interest Units" in Exhibit A hereto, as may be adjusted from time to time pursuant to the terms of this Agreement), to share in the income, gains, losses, deductions, credit,

or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in management, or, to the maximum extent permitted by law, any right to information concerning the business and affairs of the Company.

22) "Excess Nonrecourse Deductions" means excess nonrecourse liabilities within the meaning of Regulations Section 1.752-3(a)(3).

23) "Family Member" means (a) with respect to any individual, such individual's spouse, parent, child or grandchild (whether natural, adopted or in the process of adoption), or any trust all of the beneficial interests of which are owned by any such individuals; and (b) with respect to any trust, the owners of the beneficial interests of such trust.

24) "Fiscal Year" means the calendar year.

25) "Forfeiture Allocation Adjustment" means, with respect to any non-vested Units which constitute a Profits Interest that is forfeited (a "Forfeited Interest"), the allocations that must be returned to the Company which consist of a pro rata portion of each item of gross income and gain or gross deduction and loss (to the extent that such items are available) for the taxable year following the Fiscal Year of the forfeiture in a positive or negative amount equal to (a) the excess (not less than zero) of the (i) amount of distributions (including deemed distributions under Code Section 752(b) and adjusted tax basis of any property so distributed) to a person who performed services for the Company with respect to a Forfeited Interest (to the extent such distributions are not taxable under Code Section 731); over (ii) amounts paid for the Forfeited Interest and the adjusted tax basis of property contributed by the person performing services to the Company (including deemed contributions under Code Section 752(a)) to the Company with respect to the Forfeited Interest; minus (b) the cumulative net income (or loss) allocated to the person performing services for the Company with respect to the Forfeited Interest. The effect of the Forfeiture Allocation Adjustment is to reverse post receipt allocations, with such post receipt allocations then being reallocated to the Unit Holders whose Participation Percentages were reduced as a result of the respective Forfeited Interest first being granted as of the grant date.

26) "Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

A. The initial Gross Asset Value of any asset contributed by a Unit Holder to the Company shall be the fair market value of such asset as of the date of contribution, as determined and mutually agreed upon by the contributing Unit Holder and the Company;

B. The Gross Asset Value of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Unit Holder in exchange for more than a de minimis Contribution; (ii) the distribution by the Company to an Unit Holder of more than a de minimis amount of Company property as consideration for any interest in the Company where the Manager, in its sole discretion, determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Unit Holders in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-(b)(2)(ii)(g);

C. The Gross Asset Value of any Company asset distributed to any Unit Holder shall be the fair market value of such asset on the date of distribution; and

D. The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-(b)(2)(iv)(*m*) and this Agreement; provided, however that Gross Asset Values shall not be adjusted pursuant to this subsection D to the extent that the Manager, in its sole discretion, determines that an adjustment pursuant to subsection B hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection D.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to A., B., C. or D. above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for the purposes of computing Profits and Losses.

27) "Indemnitee" has the meaning set forth in Section 5.11.1.

28) "Manager" means such Persons as shall be designated or elected as a Manager pursuant to the provisions of this Agreement until such time (if any) as such person ceases to be a Manager of the Company pursuant to the provisions of this Agreement.

29) "Member" means each of the Persons listed on Exhibit A to this Agreement who holds a Voting Interest and each Person who is subsequently admitted as a Member of the Company pursuant to the provisions of this Agreement, and whose Voting Interest has not terminated in accordance with the provisions of this Agreement.

30) "Unit Holder Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

31) "Unit Holder Nonrecourse Debt Minimum Gain" means an amount, with respect to each Unit Holder Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Unit Holder Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

32) "Unit Holder Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

33) "Membership Interest" means a Member's rights or interests in the Company, collectively, including: (a) the Member's Economic Interest Unit; (b) the Member's Voting Interest Unit; and (c) the right to information concerning the business and affairs of the Company as set forth in this Agreement.

34) "Membership Majority" means Members holding, in the aggregate, more than 50% of the number of Voting Interest Units held by all Members.

35) "Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1).

36) "Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

37) "Offer" has the meaning set forth in Section 7.3.1.

38) "Offered Unit" has the meaning set forth in Section 7.3.1.

39) "Participation Percentage" of a Unit Holder, as of any given time, means the percentage which the aggregate number of Units of the same time then held by such Unit Holder bears to the aggregate number of Units of the same time then held by all Unit Holders. For avoidance of doubt, a Member may have a different Participation Percentage with regard to Voting Interest Units and Economic Interest Units held by that Member.

40) "Permitted Transfer" means either of the following: (i) an inter vivos Transfer from a Unit Holder to any trust established by such Unit Holder, either alone or with his or her spouse, which (A) has such Unit Holder as the sole trustee or as co-trustee with his or her spouse, (B) is established for the sole and exclusive benefit of such Unit Holder and/or his or her Family Members, and (C) with respect to which the Unit Holder retains the sole and exclusive right to vote all Units held by such Unit Holder; (ii) a Transfer from any such trust to the Unit Holder; (iii) a Transfer by Peter Shiao; or (iv) a Transfer to any Family Member of a deceased Unit Holder of Units held by such deceased Unit Holder.

41) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

42) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

> A. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of Profits and Losses shall be added to such taxable income or loss;

B.   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704 1(b)(2)(iv)(*i*), and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

C.   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsections B or C of the definition of Gross Asset Value contained in this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

D.   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company property disposed of, notwithstanding that the adjusted tax basis of such Company property differs from its Gross Asset Value;

E.   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Gross Asset Value contained in this Agreement;

F.   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-(b)(2)(iv)(*m*)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit Holder's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

G.   Notwithstanding any other provision of this definition of Profits and Losses any items that are specially allocated pursuant to Exhibit B shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Exhibit B shall be determined by applying rules analogous to those set forth in this definition of Profits and Losses.

43)   "Regulations" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

44)   "Regulatory Allocations" has the meaning set forth in Section 2 of Exhibit C to this Agreement.

45) "Remaining Units" has the meaning set forth in Sections 7.3.3.

46) "Remaining Members" has the meaning set forth in Section 7.3.3.

47) "Sale Notice" has the meaning set forth in Section 7.3.1.

48) "Secretary of State" means the Secretary of State of the State of Delaware.

49) "Selling Party" has the meaning set forth in Section 7.3.1.

50) "Termination Event" has the meaning set forth in Section 6.7 of the Agreement.

51) "Transfer" means any sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition, whether voluntary or involuntary, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of any or all Units or any right or interest therein, or the creation of any agreement pursuant to which any Person shall have any interest in the Company or in the distributions with respect to such Units.

52) "Unit" means an Economic Interest Unit or a Voting Interest Unit.

53) "Unit Holder" means any Person who holds one or more Units.

54) (Intentionally Blank)

55) "Voting Interest" means a Person's right as a Unit Holder, expressed in terms of number of Voting Interest Units (set forth opposite the name of such Person's name under the column "Voting Interest Units" in Exhibit A hereto, as may be adjusted from time to time pursuant to the terms of this Agreement), to vote or to participate in management, or, to the maximum extent permitted by law, any right to information concerning the business and affairs of the Company, but does not include any right to share in the income, gains, losses, deductions, credit, or similar items of, or to receive distributions from, the Company,

EXHIBIT C

SPECIAL ALLOCATIONS

SPECIAL ALLOCATIONS

1.   Special Allocations. The following special allocations shall be made in the following order:

1.1   Notwithstanding any other provision of this Agreement, Losses (including items of loss and deduction computed for book purposes) shall not be allocated to any Unit Holder to the extent that the Unit Holder has or would have as a result of such allocation, an Adjusted Capital Account Deficit. Any Losses (or items of deduction or loss for book purposes) which otherwise would be allocated to a Unit Holder, but which cannot be allocated to such Unit Holder because of the application of the immediately preceding sentence, shall instead be allocated to the other Unit Holders, in accordance with their respective Participation Percentages of Economic Interests, subject to the limitation imposed by the immediately preceding sentence.

1.2   Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this **Exhibit C**, if there is a net decrease in Minimum Gain during any Fiscal Year, each Unit Holder shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder's share of the net decrease in Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items so to be allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

1.3   Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this **Exhibit C**, if there is a net decrease in Unit Holder Nonrecourse Debt Minimum Gain attributable to a Unit Holder Nonrecourse Debt during any Fiscal year, each Unit Holder who has a share of the Unit Holder Nonrecourse Debt Minimum Gain attributable to such Unit Holder Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder's share of the net decrease in Unit Holder Nonrecourse Debt Minimum Gain attributable to such Unit Holder Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

       1.4   In the event any Unit Holder, in such capacity, receives any adjustments, allocations or distributions described in Regulations Sections 1.704 1(b)(2)(ii)(*d*)(4), (*d*)(5), or (*d*)(6), items of the Company's income and gain shall be specially allocated to such Unit Holders in an amount and a manner sufficient to eliminate to the extent required by the Regulations, as quickly as possible, the Adjusted Capital Account Deficit of such Unit Holder.

       1.5   Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unit Holders in proportion to their respective Participation Percentages.

       1.6   Any Unit Holder Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unit Holder who bears the economic risk of loss with respect to the Unit Holder Nonrecourse Debt to which such Unit Holder Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

       1.7   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account pursuant to Regulations Sections 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4) in determining Capital Accounts as the result of a distribution to a Unit Holder in complete liquidation of its Units, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Unit Holders in accordance with their interests in the Company if Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Unit Holder to whom such distribution was made if Regulations Section 1.704-1(b)(iv)(*m*)(4) applies.

       2.   Curative Allocations. The allocations set forth in Section 1 of this **Exhibit C** ("**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Unit Holders that, to the extent possible, the Regulatory Allocations when taken into account in conjunction with the other allocations of Company income, gain, loss and deduction pursuant to this Agreement shall produce final Capital Account balances of the Unit Holders that will permit liquidating distributions (after unpaid loans and interest on such loans, including those owed to Unit Holders have been paid) in a manner identical with how liquidating distributions would be made if they would be made in accordance with Section 4.1 of the Agreement. To the extent that the allocation provisions of Section 1 of this **Exhibit C**, when considered in conjunction with the allocations set forth in Section 4.7 of the Agreement, would fail to produce such Capital Account balances: (i) such provisions shall be amended by the Manager, if and to the extent necessary to produce such results; and (ii) taxable income and taxable loss of the Company for prior open years (or items of gross income and deductions of the Company for such prior open years) shall be reallocated by the Manager to the extent it is not possible to achieve such result with allocations of items of income (including gross income) and deductions for the current year and future years, as determined in the

reasonable discretion of the Manager. This <u>Section 2 of this **Exhibit C**</u> shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or item thereof by the Internal Revenue Service or any other taxing authority.

3.   <u>Other Allocations Rules.</u>

3.1   In accordance with Code Section 704(c) and the applicable Treasury Regulations issued thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event the Gross Asset Value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this subsection (a) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

3.2   The Company shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Regulations or to reflect a Unit Holder's economic interest in the Company determined with reference to such Unit Holder's right to receive distributions from the Company and such Unit Holder's obligation, if any, to pay its expenses and liabilities.

3.3   The Unit Holders are aware of the income tax consequences of the allocations made by this Exhibit and shall be bound by the provisions of <u>Section 3.2</u> of the Agreement and this Exhibit in reporting their respective shares of items of Company income, gain, loss and credit for income tax purposes.

3.4   In the event any Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Units.

3.5   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Matters Partner using any permissible method under Code Section 706 and the Regulations thereunder.

3.6   Solely for purposes of determining a Unit Holder's proportionate share of the Excess Nonrecourse Liabilities of the Company, the Unit Holders' interests in Company profits are in proportion to their respective Participation Percentages.

CONSENT OF SPOUSE

I, the spouse of Peter Shiao acknowledge that I have read the foregoing Operating Agreement of ORB MEDIA HOLDINGS LLC, a Delaware limited liability company (the "Company"), and that I know its contents.

I am aware that by the provisions of the Operating Agreement, my spouse agrees to sell his Economic Interests and/or Voting Interests in the Company, including any interest I may have in such Economic Interests and/or Voting Interests by way of community property or otherwise, on the occurrence of certain events. I further understand that any such sale shall be made at a price determined in accordance with the Operating Agreement and on the payment terms set forth therein. I hereby consent to any such sale, approve of the provisions of the Operating Agreement, and agree that such Economic Interests and/or Voting Interests and any interest I may have in it is subject to the provisions of the Operating Agreement, and that I will take no action at any time to hinder operation of the Operating Agreement on such Economic Interests and/or Voting Interests or any interest I may have in it.

I hereby further agree that I have no right to transfer any interest I may have in the Economic Interests and/or Voting Interests upon my death by will or otherwise except to my spouse as beneficial owner.

I hereby acknowledge that I have been advised of my right to seek independent counsel before executing this consent and that I have done so to the full extent I deem necessary to advise me of my rights and protect my interest.

Signature: [signature]

Printed Name: Catherine Shiao